Filed pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 (b) of the Securities

Exchange Act of 1934, as amended.

Filing Person: Carey Watermark Investors 2 Incorporated

Subject Company: Carey Watermark Investors Incorporated

Form S-4 File No.: 333-235428

March 18, 2020

Dear Fellow Stockholder,

Over the last several weeks, we have experienced a rapid acceleration of the global coronavirus (COVID-19) pandemic, creating a significant impact on many industries. The travel and lodging industries are no exception, having been impacted immediately and severely. As the coronavirus continues to spread to various locations around the globe, the health and well-being of all individuals remains a priority. In an effort to reinforce safe behavior in every environment, restrictions on travel have been implemented, large-scale events have been canceled or postponed and non-essential travel has been significantly reduced and in many cases, banned.

Reflecting concerns and cancellations around the COVID-19 pandemic, the U.S. hotel industry has reported significant performance declines in all markets. To date, our CWI 1 and CWI 2 portfolios have experienced significant cancellations of rooms and conferences, and we expect that will continue to rise until the spread of the virus, or the fear of the spread, subsides. In addition, the government-imposed restrictions on travel and large gatherings have adversely affected the performance of the companies’ hotels in affected areas.

The recovery of the travel and lodging industries is fundamentally dependent on the course of COVID-19, and at this time we do not know the full magnitude or duration of the virus’ impact. We remain committed to creating value for our stockholders over the long-term and therefore believe it is prudent to preserve our cash during this truly unprecedented time. In light of the reduced travel demand and significant financial impact as a result of the pandemic, the Boards of Directors of CWI 1 and CWI 2 have each determined to temporarily suspend distributions. In addition, the current suspension of our redemption programs, with the exception of special circumstances redemptions, will remain in effect until reinstated by the Boards of Directors. We appreciate that while this decision will best position us for the long-term, it has a financial impact on our shareholders, and it was not one that was taken lightly.

We are working closely with our hotel operating partners to thoughtfully modify operations and implement cost reduction plans. While we are experiencing an unprecedented event, we can look to past similar economic crises such as 2001 and 2009 in which travel ultimately resumed and both transient and group demand rebounded over time.

We also believe the strategic rationale for the merger of CWI 1 and CWI 2 becomes even more compelling amid today’s economic backdrop. As a combined company with a more simplified structure and larger balance sheet with greater financial flexibility, we are better positioned to improve value as we go into what will be a challenging period for the lodging industry. Each of the Boards of Directors of CWI 1 and CWI 2 and their respective committees of independent directors have affirmed their support of the proposed transaction.

As we move forward, we will continue to be the best stewards of investor capital that we can be. I want to reiterate my commitment to providing our investors with long-term growth and income. We are proud of the high-quality lodging assets that comprise our portfolios and we will continue to work on behalf of our investors to execute on our strategy.

Most importantly, we hope that you and your family stay safe and healthy as the world navigates this unprecedented period in our history. If you have any questions, please do not hesitate to contact our Investor Relations Department at 1-800-972-2739.

With best regards, Michael G. Medzigian Chief Executive Officer

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CWI 2 or CWI 1 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. The forward-looking statements include but are not limited to statements regarding: projections as to the anticipated benefits of the proposed transaction; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company’s corporate strategy and capital structure; the ability to execute future liquidity transactions including a public listing or initial public offering; and estimated or future economic performance and results, including the amount and timing of any future cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales and estimated future growth.

The statements are based on the current expectations, estimates, assumptions and projections of CWI 2’s and CWI 1’s management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 2’s or CWI 1’s business, financial condition, liquidity, results of operations, earnings metrics, FFO metrics, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in these forward-looking statements is included in CWI 2’s and CWI 1’s filings with the SEC from time to time, including but not limited to those described in the Joint Proxy Statement/Prospectus dated January 13, 2020, in Item 1A. Risk Factors in CWI 2’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020, and in Item 1A. Risk Factors in CWI 1’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 15, 2019. Moreover, because CWI 2 and CWI 1 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this filing, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 2 and CWI 1 do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, and there shall not be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the federal securities laws. CWI 2 filed a Registration Statement on Form S-4 with the SEC, which was declared effective on January 13, 2020, and CWI 1 and CWI 2 mailed the Joint Proxy Statement/Prospectus and other relevant documents to their security holders in connection with the proposed transaction on January 16, 2020.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CWI 2 AND CWI 1 IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CWI 2, CWI 1 AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors and security holders are able to obtain these materials and other documents, free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge at CWI 2’s website (http://www.careywatermark2.com) or CWI 1’s website (http://www.careywatermark.com).

Participants in the Proxy Solicitation

Information regarding CWI 2’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 2 on January 13, 2020, in connection with its special meeting of stockholders, and information regarding CWI 1’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 1 on January 13, 2020.